FILE No.
82-4749

NORTHERN
ABITIBI
MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

08002369

SUPPL

April 16, 2008

SEC Mail Processing
Section

APR 24 2008

Washington, DC
111

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated April 16, 2008</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
MAY 12 2008
THOMSON REUTERS

for Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **APRIL 16, 2008**

News Release: **08-5** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

SECOND ROUND OF DRILLING TO COMMENCE IN TWO WEEKS AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Taylor Brook Property in Newfoundland.

A minimum 1000 meter drill program is scheduled to commence at Taylor Brook on April 30, 2008, or shortly thereafter as snow conditions in the area allow. The drill program will test several large airborne conductors that were not tested during the December 2007 drill program, along with additional geophysical targets and the margins of the host mafic-ultramafic complex.

Preliminary data from a down hole Crone PEM (pulse electromagnetic) survey completed in March 2008 have been received, however, final interpreted and processed results from the survey are not yet complete. The final results from this survey will be released once they are complete, and may be used to target subsurface conductors surrounding the Layden Showing. The Layden Showing is a high grade massive sulfide lens exposed at surface containing average grades of 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **APRIL 16, 2008**

News Release: **08-5** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

SECOND ROUND OF DRILLING TO COMMENCE IN TWO WEEKS AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Taylor Brook Property in Newfoundland.

A minimum 1000 meter drill program is scheduled to commence at Taylor Brook on April 30, 2008, or shortly thereafter as snow conditions in the area allow. The drill program will test several large airborne conductors that were not tested during the December 2007 drill program, along with additional geophysical targets and the margins of the host mafic-ultramafic complex.

Preliminary data from a down hole Crone PEM (pulse electromagnetic) survey completed in March 2008 have been received, however, final interpreted and processed results from the survey are not yet complete. The final results from this survey will be released once they are complete, and may be used to target subsurface conductors surrounding the Layden Showing. The Layden Showing is a high grade massive sulfide lens exposed at surface containing average grades of 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE NO. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **APRIL 16, 2008**

News Release: **08-5** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

SECOND ROUND OF DRILLING TO COMMENCE IN TWO WEEKS AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill contractor has been retained to drill the Taylor Brook Property in Newfoundland.

A minimum 1000 meter drill program is scheduled to commence at Taylor Brook on April 30, 2008, or shortly thereafter as snow conditions in the area allow. The drill program will test several large airborne conductors that were not tested during the December 2007 drill program, along with additional geophysical targets and the margins of the host mafic-ultramafic complex.

Preliminary data from a down hole Crone PEM (pulse electromagnetic) survey completed in March 2008 have been received, however, final interpreted and processed results from the survey are not yet complete. The final results from this survey will be released once they are complete, and may be used to target subsurface conductors surrounding the Layden Showing. The Layden Showing is a high grade massive sulfide lens exposed at surface containing average grades of 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

END

Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.